March 27th, 2013

VIA EDGAR

United States Securities and Exchange Commission

Re: Primero Mining Corp. (the "**Company**")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2012 to be filed by the Company with the United States Securities and Exchange Commission and any amendments thereto (the " **Annual Report**"). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2012 (the "**AIF**").

I hereby consent to the use of my name in the Annual Report with reference to my involvement in the preparation of the following technical report (the "**Technical Report**") referred to in the AIF:

- Technical Report entitled "First Stage Heap Leach Feasibility Study, Cerro del Gallo Gold Silver Project, Guanajuato, Mexico" with an effective date of May 11, 2012.

and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report.

Sincerely,

Peter Hayward, F.AusIMM